Austral Pacific Announces Early Cheal-A3X Flow Results

Wellington, New Zealand – June 14, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd announces preliminary flow results from its Cheal-A3X well in onshore Taranaki, New Zealand. Flow from the deeper Mt Messenger pay interval commenced on the morning of Sunday June 13, and the well has since been flowing continuously on various choke sizes. At 1700 NZST, Monday June 14, the well was nearing stabilized flow, and is averaging 320 barrels of oil per day on natural lift, with no associated water, through a 22/64” choke; together with 225,000 cubic foot per day of associated gas. The oil is high value, light, sweet waxy crude, typical of the region. Austral Pacific is PEP 38738 permit operator and holds a 33.5% interest in the Cheal field and surrounding permit area.

Flow from this zone will be continued for a further month, and separate flow testing of the shallower Urenui pay zone will be similarly conducted in order to determine long term producibility and provide estimates of oil and gas reserves accessed by this well. Cheal-A3X is the third of three wells drilled from the Cheal-A site; all of which have produced oil and gas on test. These wells intersect pay sands within a structure mapped from 2D seismic as potentially extending over an area of up to 8 sq km (2,000) acres). The Cheal structure is situated 6km (4 miles) from Swift Energy’s Waihapa oil/gas treatment station, to which this test oil is being transported by road. Nearby infrastructure of pipelines and petroleum processing facilities will greatly benefit ongoing production from the Cheal field.

In other news, in a statement on Monday June 14 New Zealand’s Energy Minister, the Hon. Pete Hodgson announced a number of changes to the New Zealand petroleum tax and royalty regime, designed to encourage greater investment in New Zealand exploration, by providing improved returns from production of oil and gas. The full text of this important release can be viewed at http://www.beehive.govt.nz/Portfolio.cfm?PortfolioID=32

CEO Dave Bennett commented “We are delighted with the performance of Cheal-A3X so far, which together with today’s announcement by the Energy Minister and the very improved state of the Company described in our First Quarter 2004 report, set the scene for a very positive year of potential growth for the Company, further assisted by such high profile upcoming drilling projects as the Cardiff-2 deep gas well.”

Cardiff-2 is also situated in PEP 38738, a few miles distant from the Cheal field; and is scheduled to spud in Third Quarter 2004. Also about to commence drilling is the Honeysuckle-1 well in nearby PEP 38741 (Austral Pacific 30%, Operator), where the well is scheduled to spud on Tuesday June 15.

Recently the Company reported excellent first quarter results including an increase of over 1000% of cash and cash equivalents over the same period 2003; see http://www.austral-pacific.com/newsdetail.php?ID=144.

CONTACT: Investor Relations:	tel:	1 800 3043631 USA/Canada +644 476 2529 New Zealand

Web site:	www.austral-pacific.com
Email:	ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.